Exhibit 77(k)

On March 23, 2001, the Board of Trustees, and Audit Committee thereof, of the Fund approved replacing Ernst & Young LLP with KPMG LLP as the Fund's certifying accountant. The change was intended to ensure uniformity in the accountancy process across the various types of funds in the Pilgrim Fund complex. Ernst & Young LLP did not in the past two years issue a principal accountant's report that (i) contained an adverse opinion or a disclaimer of opinion, or (ii) was qualified or modified as to uncertainty, audit scope, or accounting principles. Also, during the past two years, the Fund had no disagreements with Ernst & Young LLP regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure.